UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

REE Automotive Ltd.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Class A Ordinary Shares
(Title of Class of Securities)

M8287R 111
(CUSIP Number of Class of Securities)

Daniel Barel

Chief Executive Officer

REE Automotive Ltd.

Kibbutz Glil-Yam 4690500, Israel

Tel: +972 (77) 899-5200
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Colin Diamond Laura Katherine Mann White & Case LLP 1221 Avenue of the Americas New York, New York 10020-1095 +1 (212) 819-8200	Aaron M. Lampert Goldfarb Seligman & Co. Ampa Tower 98 Yigal Alon Street Tel Aviv, Israel 6789141 +972-3-608-9999

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐ Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by REE Automotive Ltd., a company organized under the laws of the State of Israel (the “Company,” “us” or “we”). This Schedule TO relates to an offer by the Company to the holders of certain of its outstanding warrants, including the public warrants (as defined below) and the private placement warrants (as defined below) (collectively, the “warrants”), each to purchase the Company’s Class A ordinary shares, without par value (the “Class A ordinary shares”), the opportunity to receive 0.20 Class A ordinary shares in exchange for each of the Company’s outstanding warrants tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Offer to Exchange, dated August 25, 2022 (the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal and Consent, a copy of which is attached hereto as Exhibit (a)(1)(ii).

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the warrants (the “consent warrants”) to amend that certain Warrant Assignment, Assumption and Amended & Restated Agreement dated as of July 22, 2021 (the “Warrant Agreement”) by and among the Company, 10X Capital Venture Acquisition Corp. (“10X Capital”) and Continental Stock Transfer & Trust Company, as warrant agent (“Continental”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.18 Class A ordinary shares, which is a ratio 10% less than the exchange ratio applicable to the Offer. Pursuant to the terms of the Warrant Agreement, all except certain specified modifications or amendments require the vote or written consent of holders of at least 50% of the number of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants or any provision of the Warrant Agreement with respect to the private placement warrants, the vote or written consent of at least 50% of the number of the then outstanding private placement warrants.

The information in the Prospectus/Offer to Exchange and in the related Letter of Transmittal and Consent, including all schedules and exhibits thereto, is incorporated by reference herein to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section of the Prospectus/Offer to Exchange entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the issuer is REE Automotive Ltd. The Company was incorporated under the laws of Israel, on January 16, 2011 with registered number 51-455733-9. The mailing address of the Company’s headquarters and principal executive offices is Kibbutz Glil-Yam 4690500, Israel and the Company’s telephone number is +972 (77) 899-5200.

(b) Securities. The subject securities are:

●	the warrants that were (i) sold as part of the units in connection with 10X Capital’s initial public offering consummated on November 27, 2020 (the “IPO”) (whether they were purchased in the IPO or thereafter in the open market) or (ii) initially issued to certain parties in connection with the IPO that have been transferred to any person other than permitted transferees (the “public warrants”); and

●	the warrants that were issued to certain parties in a private placement in connection with the closing of 10X Capital’s IPO that have not become public warrants as a result of being transferred to any person other than permitted transferees (the “private placement warrants”).

The public warrants and private placement warrants are referred to collectively as the “warrants.” Each warrant entitles the holder to purchase one share of our Class A ordinary shares at a price of $11.50 per share, subject to adjustment. As of August 15, 2022, 15,562,500 warrants were outstanding.

(c) Trading Market and Price. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person and the issuer. The information set forth above under Item 2(a) is incorporated herein by reference. The Company’s Directors and Executive Officers as of August 25, 2022 are listed in the table below.

Name	Position
Executive Officers
Daniel Barel	Co-Founder, Chief Executive Officer and Director
Ahishay Sardes	Co-Founder, Chief Technology Officer and Director
David Goldberg	Chief Financial Officer
Avital Futterman	General Counsel
Tali Miller	Chief Business Officer
Joshua Tech	Chief Operating Officer
Keren Shemesh	Chief Marketing Officer

Non-Executive Directors
Arik Shteinberg	Director
Hari Nair	Director
Hans Thomas	Director
Michal Marom-Brikman	Director
Lilach Geva-Harel	Director

The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary” and “The Offer and Consent Solicitation” is incorporated herein by reference.

(b) Purchases. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters―Transactions and Agreements Concerning Our Securities” and “Description of Share Capital and Articles of Association” is incorporated herein by reference. The information set forth in the sections entitled “Item 4. Information on the Company―History and development of the Company,” “Compensation of Executive Officers and Directors,” and “Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 28, 2022, is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Background and Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(c) Plans. From time to time, as part of the Company’s long-term corporate goal of enhancing shareholder value, it may explore potential strategic transactions. The Company currently has no definitive plan or proposal to conduct any strategic transaction. The Company may decide to engage in one or more such transactions in the future, if, among other things, its board of directors determines that any such transactions are in the best interest of the Company. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by the Company or its shareholders from any such transaction.

Except as described above and in the sections of the Prospectus/Offer to Exchange entitled “Risk Factors” and “The Offer and Consent Solicitation,” which are incorporated by reference herein, neither the Company, nor any of its directors, executive officers, or controlling persons, or any executive officers, directors, managers or partners of its controlling persons, has any plans, proposals or negotiations that relate to or would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq Stock Market; (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act; (9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (10) any changes in the Company’s Amended and Restated Articles of Association or other governing instruments or other actions that could impede the acquisition of control of the Company.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters―Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Interests of Directors, Executive Officers and Others” is incorporated herein by reference.

(b) Securities Transactions. Except as set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters―Transactions and Agreements Concerning Our Securities,” which is incorporated by reference herein, neither the Company, nor any of its directors, executive officers or controlling persons, or any executive officers, directors, managers or partners of any of its controlling persons, has engaged in any transactions in the Company’s warrants in the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the section of the Prospectus/Offer to Exchange entitled “Market Information, Dividends and Related Shareholder Matters―Fees and Expenses” is incorporated herein by reference. None of the Company, its management, its board of directors, the dealer manager, the information agent or the exchange agent for the Offer is making any recommendation as to whether holders of warrants should tender warrants for exchange in the Offer.

Item 10. Financial Statements.

(a) Financial Information. The financial statements and other financial information of the Company included in the Prospectus/Offer to Exchange are incorporated by reference herein. The full text of such financial statements and other financial information, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Schedule TO relating to the Offer are available for inspection and copying from the SEC’s website at www.sec.gov.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(i) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference. The information set forth in the section entitled “Major Shareholders and Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 28, 2022, is incorporated herein by reference.

(ii) The information set forth in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation―Agreements, Regulatory Requirements and Legal Proceedings” is incorporated herein by reference.

(iii) Not applicable.

(iv) Not applicable.

(v) None.

(b) Not applicable.

Item 12. Exhibits.

Exhibit No.	Description
Item 12(a)
(a)(l)(i)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange that is included in the Registration Statement on Form F-4 filed by the Company with the SEC on August 25, 2022).
(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-4 filed by the Company with the SEC on August 25, 2022).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form F-4 filed by the Company with the SEC on August 25, 2022).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(i)).
(a)(5)	Press Release, dated August 25, 2022 (incorporated by reference to Exhibit 99.1 of the Form 6-K (File No. 001-40649) filed by the Company on August 25, 2022).
(b)	Not applicable.
(d)(i)	Agreement and Plan of Merger, dated as of February 3, 2021, by and among REE Automotive Ltd., Spark Merger Sub, Inc., and 10XCapital Venture Acquisition Corp., incorporated by reference to Exhibit 2.1 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(ii)	Amended and Restated Articles of Association of REE Automotive Ltd., incorporated by reference to Exhibit 1.1 to the Company’s Annual Report on Form 20-F, filed with the SEC on March 28, 2022.
(d)(iii)	Form of Assignment, Assumption and Amendment Agreement, by and among REE Automotive Ltd., 10X Capital Venture Acquisition Corp. and Continental Stock Transfer & Trust Company, incorporated by reference to Exhibit 4.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(iv)	Specimen Class A Ordinary Share Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.5 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(v)	Specimen Warrant Certificate of REE Automotive Ltd., incorporated by reference to Exhibit 4.6 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(vi)	Form of Letter Agreement, incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(vii)	Investor Rights Agreement, dated as of February 3, 2021, by and among REE Automotive Ltd. and certain shareholders of REE Automotive Ltd., incorporated by reference to Exhibit 4.10 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(viii)	Form of Subscription Agreement by and between Subscriber and REE Automotive Ltd., incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(ix)	2021 REE Automotive Ltd. Share Incentive Plan, incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (File No. 333-261130) filed with the SEC on November 16, 2021.
(d)(x)	2021 REE Automotive Ltd. Employee Stock Purchase Plan, incorporated by reference to Exhibit 4.6 to the Company’s Shell Company Report on Form 20-F (File No. 001-40649) filed with the SEC on July 28, 2021.
(d)(xi)	Form of Director and Officer Indemnification Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(xii)	Compensation Policy for Directors and Officers, incorporated by reference to Exhibit 10.8 to Amendment No. 3 to the Company’s Registration Statement on Form F-4 (File No. 333-254070) filed with the SEC on June 21, 2021.
(d)(xiii)	Dealer Manager and Solicitation Agent Agreement, incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022.
(d)(xiv)	Tender and Support Agreement, incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022.
(g)	Not applicable.
(h)	Tax Opinion of White & Case LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form F-4 filed with the SEC on August 25, 2022).

Item 12(b)
Filing Fees	Calculation of Filing Fee Tables

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REE AUTOMOTIVE LTD.

By:	/s/ David Goldberg
David Goldberg
Chief Financial Officer

Dated: August 25, 2022